SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





Durango, Durango, Mexico - Corporacion Durango, S.A. de C.V. (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the First quarter 2006. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of March 31, 2006 converted into U.S. dollars using the exchange rate at the end of each period.


INDUSTRY BUSINESS ENVIRONMENT  2006

Current market conditions are improving in the industry and most analyst are optimistic about the outlook for the business. However, as they expected, year-over-year results were negatively impacted by higher costs, especially energy and freight, and lower containerboard and corrugated container prices. As a result, the industry was unable to recover its 1Q'05 earnings level.

DURANGO'S BUSINESS ENVIRONMENT  1Q' 2006

The Company was able to weather the tough cost production environment and the negative effect of the strong peso, largely due to initiatives carried out during 2005 and 1Q'06 to exploit its four key competitive advantages:

Lower energy mix cost than for the U.S. industry;
Lower domestic fiber mix cost than for the U.S. industry;
Lower SG&A and overhead expenses than that of its peers; and Dominant market share position in Mexico

COMPANY HIGHLIGHTS 1Q' 2006

Financial and operating fundamentals of Company continued strengthening in 1Q'06;

Durango believes that its operating results outperformed the industry average in 1Q'06;

Durango recovered its EBITDA level of 1Q'05, while the EBITDA of the three key players in or sector declined approximately 50% Q o Q.

In 1Q'06, the company's EBITDA was US$22.3 Million compared to US$22.6 million in 1Q'05

In 1Q06, Durango continued with its successful cost reduction program and capital expenditure discipline

In 1Q'06, the Company announced a debt reduction program of US$100.0 Million. In 1Q'06 Durango achieved a net debt reduction of US$60.0 million.
This marks an important	milestone in Durango's ongoing strategic vision

At the end of 1Q06 the Company incorporates the Tizayuca's Industrial Unit, a free-debt and earnings accretive transaction.

DURANGO'S PERFORMANCE

Item					1Q06	1Q05	%	4Q05
Total Shipments (000 Short Tons)	343.7	317.4	8%	336.6
Pricing (US$/Short Ton)			548	574	-4%	543
Net Sales (US$ Million)			188.4	182.0	3%	182.7
Unit Cost (US$/Short Ton)		473	496	-5%	473
EBITDA (US$ Million)			22.3	22.6	-1%	18.2
EBITDA Margin				12%	12%	-1%	10%


SHIPMENTS

The Company's total shipments increased by 8% in 1Q06 compared with 1Q05.

   Shipments (000 Short Tons)		1Q06	1Q05	%
Paper					169.2	149.3	13%
Packaging				171.9	165.9	 4%
Other					  2.7	  2.2	23%
Total					343.7	317.4	 8%


PRICE

Durango's average sales price per short ton decreased by 4% to US$548 in 1Q06 from US$574 in 1Q05.

Prices (US$/Short Ton)			1Q06	1Q05	%
Paper					497	556	-11%
Packaging				592	586	  1%
Other					983	864	 14%
Mix Price (US$/Short Ton)		548	574	 -4%


NET SALES

Total net sales increased by 3% to US$188.4 million in 1Q06 from US$182.0 million in 1Q05.

Net Sales (US$ Million)			1Q06	1Q05	%
Paper					 84.1	83.0	 1%
Packaging				101.7	97.2	 5%
Other					  2.6	 1.9	40%
Total					188.4  182.0	 3%


PRODUCTION COST

Unit production cost decreased by 5% in 1Q06 compared to 1Q05.

Unit Cost (US$/Short Ton)		1Q06	1Q05	%
Total					473	496	-5%


EBITDA

The Company was able to recover its 1Q'05 earnings level. EBITDA remains almost flat in 1Q'06 compared to 1Q'05, an outstanding achievement under the current tough cost environment.

EBITDA (US$ Million)		1Q06	Margin	1Q05	Margin	%
Paper				11.0	13%	11.7	14%	-6%
Packaging			10.9	11%	10.5	11%	 4%
Other				 0.4	15%	 0.4	21%	 3%
Total				22.3	12%	22.6	12%	-1%


"EBITDA.- According to the Company's Restructured Credit Agreement, Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries: a) operating income for such period;
b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization,
iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash, v) taxes paid or payable, and vi) non-cash charges incurred in connection with pension plans; and
c) the aggregate amount of interest income accrued during such period.

DEBT REDUCTION PROGRAM

The Company has adopted a debt reduction program under which it plans to reduce its outstanding debt by US$100.0 Million during 2006. This would represent additional US$75.0 Million debt reduction than the scheduled debt. During the first quarter of 2006 the Company has pre-paid US$60.0 Million. This marks and important milestone in Durango's ongoing strategic vision to continue building stronger financial fundamentals.

TIZAYUCA INCORPORATION

Durango announced the incorporation of the "Tizayuca Paper and Packaging Company", a Mexican leading producer of high quality linerboard and packaging products.

This transaction represents the right step in the right industry's cycle moment to continue strengthening Durango's operative structural fundamentals. Tizayuca is an integrated state-of-the-art paper mill and box plant with a paper production capacity of 200,000 short tons/year and converting production capacity of 100,000 short tons/year. The industrial Complex is strategically located at 35 miles from the huge market of Mexico City area.

The whole operation was supported by G.E. Capital under an attractive and
7.5 year operating lease agreement by US$50.0 Million that does not require Durango to incur additional debt.

Tizayuca is currently running at 60% of its installed capacity and Durango plans to fully integrate it into its production system to fully capture synergies and to move it at more than 90% operating rate within the next 12 months. Tizayuca will be earnings accretive to Durango.

CEO STATEMENT

Commenting on the industry and the Company's outlook, Miguel Rincon, Durango Chairman and CEO, said . . .

Durango is fully committed to continue building stronger financial an operative fundamentals to become "best in class". We remain committed to capture opportunities of the new recovering cycle and seeking the best alternatives to create value for shareholders... concluded Rincon.

Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the Company to be materially different from any future results expressed or implied in such forward-looking statements.

CONTACTS


      Corporacion Durango, S.A. de C.V.

       Mayela R. Velasco
       +52 (618) 829 1008
       mrinconv@corpdgo.com.mx

       Miguel Antonio R.
       +52 (618) 829 1070
	rinconma@corpdgo.com.mx

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Mar 31,     Mar 31,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    708,863$    336,498      30,890
  Accounts receivable, net .........................   1,719,276   1,750,619     160,703
  Taxes recoverable and other assets ...............      45,647      66,197       6,077
  Inventories, net .................................   1,209,101   1,188,442     109,096
  Prepaid expenses .................................      15,790      23,154       2,125
            Total current assets ...................   3,698,677   3,364,910     308,892
PROPERTY, PLANT AND EQUIPMENT, net .................  11,025,339  11,199,229   1,028,065
OTHER ASSETS, net ..................................     262,625     261,610      24,015
            Total  assets ..........................$ 14,986,641$ 14,825,749   1,360,972

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     260,876     206,158      18,925
  Interest payable .................................      13,886       7,965         731
  Trade accounts payable ...........................     853,456     955,965      87,756
  Notes payable ....................................      48,960      42,036       3,859
  Accrued liabilities ..............................     480,614     398,700      36,600
  Employee profit-sharing ..........................       1,009         996          91
            Total  current liabilities .............   1,658,801   1,611,820     147,962
LONG-TERM DEBT .....................................   6,562,716   6,104,083     560,342
LONG-TERM NOTES PAYABLE ............................      65,078      60,752       5,577
DEFERRED TAXES......................................   1,619,018   1,648,651     151,343
LIABILITY FOR EMPLOYEE BENEFITS.....................     310,547     309,651      28,425
            Total long term liabilities ............   8,557,359   8,123,137     745,687
            Total  liabilities .....................  10,216,160   9,734,957     893,648
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,711,693   4,713,675     432,705
  Minority interest ................................      58,788     377,117      34,619
            Total stockholders' equity .............   4,770,481   5,090,792     467,324
            Total liabilities and stockholders' equi$ 14,986,641$ 14,825,749   1,360,972

               Exchange rate: $ 10.8935

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Mar   Acum. Mar
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    165,312$   -106,491      -9,776
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     426,722      98,041       9,000
       Loss on sale of property, plant and equipment ...........      -1,711        -296         -27
       Impairment of long-lived assets .........................    -114,781           0           0
       Deferred income taxes ...................................     243,247      24,786       2,275
       Other....................................................     -26,331      10,724         984
       Total items which do not require cash....................     527,146     133,255      12,233
  Net resources generated from income ..........................     692,458      26,764       2,457
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -90,768      20,659       1,896
    Decrease (Increase) in current assets ......................      92,975     -27,914      -2,562
    Decrease (increase) in account receivables, net ............      20,208     -31,343      -2,877
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -148,963       7,737         710
  Resources generated by continued operating  ..................     565,910      -4,097        -376
  Assets and liabilities discontinued ..........................     -23,364           0           0
  Resources generated by operating activities ..................     542,546      -4,097        -376
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,245,074    -516,068     -47,374
       Increase (Decrease) in capital ..........................     293,227           0           0
       Increase (Decrease) in subsidiaries' capital stock ......           0     217,987      20,011
       Gain on shares sales ....................................   2,999,298      97,032       8,907
  Net resources generated from financing activities ............    -952,549    -201,049     -18,456
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............    -136,581    -162,493     -14,917
       Sale of property, plant and equipment....................      75,414       1,079          99
       Profit on sale of discontinued operations................     337,269           0           0
       Acquisition of shares ...................................     -54,466           0           0
       Increase in deferred assets .............................      28,448      -5,805        -533
  Net resources applied to investing activities ................     250,084    -167,219     -15,350
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -159,919    -372,365     -34,182
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     868,782     708,863      65,072
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    708,863$    336,498US    30,890

* The exchange rate of 10.8935 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006

                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 2,094,402$  2,052,362         -2%     182,039     188,402          3%
COST OF SALES ...........................  1,811,596   1,770,011         -2%     157,468     162,483          3%
     Gross profit........................    282,806     282,351          0%      24,571      25,919          5%

     Selling and Administrative expenses     152,270     156,869          3%      13,224      14,401          9%
     Operating income ...................    130,536     125,482         -4%      11,347      11,518          2%
FINANCIAL EXPENSE:
Interest expense ........................    152,681     148,701         -3%      13,216      13,651          3%
Interest income .........................    -14,669      -8,286        -44%      -1,270        -761        -40%
Exchange (gain) loss, net ...............     26,334     161,603        514%       2,278      14,835        551%
Gain on monetary position ...............    -56,531     -53,476         -5%      -4,873      -4,909          1%
  Total financial expense ...............    107,815     248,542        131%       9,351      22,816        144%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -62,519      53,568     N/A          -5,416       4,918     N/A
  Total other income (expense) ..........    -62,519      53,568     N/A          -5,416       4,918     N/A
  Income (loss) before income and asset t    -39,798     -69,492         75%      -3,420      -6,380         87%
Provisions for income and asset taxes ...     10,155      12,213         20%         895       1,121         25%
Provision for deferred income taxes .....     77,560      24,786        -68%       6,697       2,275        -66%
  Net income after taxes ................   -127,513    -106,491        -16%     -11,012      -9,776        -11%
Discontinued operations .................    -12,348           0       -100%      -1,068           0       -100%
Net income before minority interest......$  -115,165$   -106,491         -8%      -9,944      -9,776         -2%
  Minority interest......................    -41,553       4,333     N/A          -3,594         397     N/A
  Majority net income....................$   -73,612$   -110,824         51%      -6,350     -10,173         60%

  Operating income ......................    130,536     125,482         -4%      11,347      11,518          2%
  Depreciation & amortization ...........    107,447      95,417        -11%       9,327       8,759         -6%
  Interest income .......................     14,669       8,286        -44%       1,270         761        -40%
  Employee retirement obligations .......      2,417      10,724        344%         209         984        371%
  Allowance for doubtful accounts .......      4,819       2,546        -47%         417         234        -44%
  EBITDA ................................    259,888     242,455         -7%      22,570      22,256         -1%


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 27, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer